LUX TECH HEALTH Acquisition CoRP.

920 Broadway, 11th Floor

New York, New York 10010

(646) 475-4385

October 23, 2020

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:	Liz Packebusch, Staff Attorney
Laura Nicholson, Special Counsel
Office of Energy & Transportation

Re:	Lux Health Tech Acquisition Corp.
Registration Statement on Form S-1
File No. 333-249427

Dear Ms. Packebusch and Ms. Nicholson:

Lux Health Tech Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on October 26, 2020 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

LUX HEALTH TECH ACQUISITION CORP.

By:	/s/ Segolene Scarborough
Segolene Scarborough
Chief Financial Officer and Treasurer

Cc:Ryan J. Maierson, Latham & Watkins LLP